November 7, 2011

Mellissa Duru
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Schedule TO-T filed September 30, 2011, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, for Dividend Capital Total Realty Trust, Inc., File No. 005-85609

Dear Ms. Duru:

Thank you for your letter dated November 4, 2011, regarding our recent Schedule TO-T. I will respond to your comments in the order in which you stated them.

1.
We respectfully disagree with your contention that any revision is necessary.  However, in response to the issue you raise in your third comment, we will be filing an amendment herewith that gives some background, and this will hopefully satisfy your concerns.

2.
There is nothing in this condition that is subjective.  Either an action is taken that gives rise to the results in the clauses identified, or it doesn’t.  These actions are not actions the Purchasers can take.  We respectfully decline to revise the condition; however, the amendment will clarify the construction by virtue of the explanation of the prior offer being terminated under that condition.

3.
As the amendment explains, the subject company has attempted to redeem the Purchasers’ shares, but the Purchasers have disputed that the redemption is allowable and have sued the subject company.  Thus, we do not believe that the transactions are necessarily ones that need to be disclosed under Item 8, but the pertinent facts have now been disclosed.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com